6/19

02049073

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAA PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

FILE NO. 82- 3372 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 8/6/02

82-3372

BAA

Thursday 6 June 2002

ARS
3-31-02

BAA plc

FINANCIAL RESULTS

FOR THE YEAR TO 31 MARCH 2002

INVESTOR RELATIONS

Miss Marcela Zeman
Head of Investor Relations
130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692

Embargoed to 0700, Thursday 6 June 2002

BAA RESULTS

FOR THE YEAR TO 31 MARCH 2002

BAA INVESTING FOR THE FUTURE

- 121.9 million passengers (124.7 million), down 2.2% due to US economic slowdown, impact of foot and mouth epidemic and 11 September, but recovery continuing.

- Group operating profit down 1.4% to £553 million (£561 million restated). Normalised profit before tax down 6.4% to £512 million (£547 million restated).

- Net retail income up 2% to £479 million (£470 million). Net retail income per passenger up 4% to £3.95 (£3.78).

- Earnings per share before exceptionals 33.2 pence (36.6 pence restated), down 9.3%.

- Confidence in medium to long-term traffic outlook demonstrated by increased capital expenditure, up 14.4% to £618 million (£540 million).

- Final dividend up 5.2% to 12.2 pence (11.6 pence). Full year dividend up 3.4% to 18.3 pence (17.7 pence).

\- - - -

BAA's financial results presentation will be broadcast live on BAA's website - www.baa.com/results - at 9.30am (British Summer Time) on Thursday 6 June 2002. An interview with Mike Hodgkinson, chief executive, on BAA's results will be available on BAA's website from 7.30am (British Summer Time) on Thursday 6 June 2002.

SUMMARY OF RESULTS

	2001/02	2000/01 (restated)	Change %
Passenger traffic	121.9m	124.7m	(2.2)
Revenue*	£1,870m	£1,904m	(1.8)
EBITDA*	£802m	£777m	3.2
Group operating profit*	£553m	£561m	(1.4)
Normalised profit before tax**	£512m	£547m	(6.4)
Profit before tax and exceptionals	£505m	£547m	(7.7)
Profit before tax	£318m	£548m	(42.0)
Earnings per share before exceptionals	33.2 p	36.6p	(9.3)
Earnings per share	15.6 p	36.8p	(57.6)
Dividend per share	18.3 p	17.7p	3.4
Capital expenditure	£618m	£540m	14.4

* Continuing operations only and excludes the joint ventures BAA McArthurGlen and Westralia Airports Corporation, associates and exceptionals.
** Excludes the joint ventures BAA McArthurGlen and Westralia Airports Corporation, associates and exceptionals.

With effect from the current financial year, BAA adopted the new Financial Reporting Standards FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax" and the previous year is restated accordingly. ***There is no direct impact on the Group's underlying performance.*** The table above details the year's results after the change in accounting policies. All comments refer to financial results reported post the adoption of FRS 17 and FRS 19, except where noted.

BAA plc, the world's leading airport company, today announced group operating profit from continuing operations and before exceptionals of £553 million (31 March 2001: £561 million restated), a decrease of 1.4% compared to a decrease in passenger numbers of 2.2%. This reflects the combined impact of the US economic slowdown, the foot and mouth epidemic and the events of 11 September offset in part by a lower current service pension charge. EBITDA grew in the period by 3.2% to £802 million (£777 million restated). The robust retail performance continued throughout the year.

Normalised profit before tax decreased by 6.4% to £512 million (£547 million restated), largely reflecting £16 million lower finance income recorded under FRS 17.

There was a net exceptional loss before tax of £187 million (£1 million exceptional profit) mainly due to the loss on disposal of World Duty Free Americas, as reported in October 2001.

Earnings per share before exceptionals decreased by 9.3% to 33.2 pence (36.6 pence restated). Earnings per share after exceptionals decreased to 15.6 pence (36.8 pence restated).

The Board is recommending a 5.2% increase in the final dividend to 12.2 pence (11.6 pence), bringing the total dividend for the year to 18.3 pence (17.7 pence), up 3.4%.

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CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "In view of the challenging trading conditions since the tragic events of 11 September, the company has done well to make a normalised profit before tax of £512 million (£547 million restated). The strategic review carried out in 2000 concluded that BAA should focus on its core airports business. The exit from direct duty-free retailing in the US during the year furthered the implementation of this strategy. All parts of the business performed well despite the difficult conditions in the second half-year. Almost all of the £1,870 million (£1,904 million) of revenue came from the UK airports where retailing was particularly strong. Net retail income per passenger for the year was up by 4% to £3.95 (£3.78).

"Despite the short-term decline in passenger traffic, we remain confident that long-term growth in the demand for air travel will continue. In particular, we are forecasting growth in passenger traffic through Heathrow, Gatwick and Stansted from 105 million in 2001/02 to 153 million in 2012/13, an average annual increase of 3.5%.

"The last financial year was without precedent. The aviation industry faced the toughest conditions for a decade. The industry is restructuring, with some airlines having gone out of business and others doing better than ever before. However, aviation remains fundamentally a long-term growth business. We continue to believe that investment in airport infrastructure is essential in view of the expected doubling of demand over the next twenty years. We are prepared to make the necessary investment, and we have recently published an £8.1 billion programme (at current prices) for the period to 2012/13 which covers the south-east airports and we also intend to continue investing in our Scottish airports. Included in this programme is the £3.7 billion Terminal 5 project for which we obtained outline planning permission in November 2001. We are making good progress with detailed planning consents. This investment programme is the key both to providing Britain with quality airports and to growing the business.

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"BAA's capacity to invest for the future depends on the ability to set airport charges which permit a reasonable rate of return. The Civil Aviation Authority (CAA), our regulator, published initial proposals for the 2003-08 regulatory regime, which recognised the need to encourage investment. We have made a detailed response to these proposals as part of the consultation process. The next stage in the regulatory process is the current review by the Competition Commission. The Commission will report in autumn this year and the CAA is expected to make its final decision before the end of 2002.

"September 11 represented a major setback for the industry world-wide but BAA has risen to the challenge. We expect the first half of 2002/03 to be slow but we expect strong traffic growth in the second half of the year. Looking beyond 2002/03, and subject to the outcome of the regulatory review, the company is well placed to achieve steady growth by serving an increasing number of people well, and operating our airports responsibly, safely and securely."

UK airports

In the year to 31 March 2002, BAA's UK airports handled 121.9 million (124.7 million) passengers, the decrease of 2.2% reflecting the US economic slowdown, the impact of the foot and mouth epidemic and the aftermath of 11 September. Despite this downturn and a higher depreciation charge, UK airport operating profit increased by 1% to £518 million (£513 million restated). This was achieved by a strong retail performance, increased airport charges income and a lower current service pension charge to operating costs under FRS 17. The major impact of increased security and insurance costs will be felt in the 2002/03 financial year.

North Atlantic traffic, representing 14% of BAA's passengers, was down 38.0% on the previous year immediately following 11 September, but has recovered well to be down only 8.9% for the combined months of March and April. BAA's largest market, representing over 53% of passengers and 64 million travellers, is Europe which grew by 0.3%. Domestic traffic, 18% of the total, grew by 1.2%.

104.9 million (108.7 million) people travelled through the three London airports, a decrease of 3.5%. Heathrow, down 6.1%, and Gatwick, down 5.1%, were the worst affected by the events of 11 September, their North Atlantic traffic being down 10.8% and 15.4% respectively. The low cost scheduled airlines continued their strong growth resulting in Stansted reaching over 14 million passengers, up 14.9%.

16.1 million (15.1 million) people travelled through the three Scottish airports, Glasgow, Edinburgh and Aberdeen, an increase of 7.0%, also boosted by the low cost scheduled airlines. Glasgow and Edinburgh in particular served record numbers of passengers, 7.3 million (7.0 million), up 5.3%, and 6.3 million (5.6 million), up 11.6% respectively.

mf.../

UK airport charges revenue increased by 2% to £636 million (£622 million), despite the 2.2% reduction in overall traffic. This reflects the final increase in charges to compensate for the abolition of intra-EU duty-free and yield concentration caused by the low load factors immediately post 11 September.

UK airport retail

UK airport retailing performed well despite the decline in passenger numbers. Net retail income grew by 2% to £479 million (£470 million) and net retail income per passenger grew by 4% to £3.95 (£3.78). The key driver of this performance was our response to the changing passenger mix which delivered strong growth in car parking, duty and tax-free income and catering, underpinned by the opening of new retail space at Gatwick North Terminal, Stansted and Heathrow Terminal 3.

UK airport retailing held up well in the second half of the year. In the first six months to 30 September 2001, on the back of a 0.1% increase in passengers, net retail income was up 7% at £261 million (£245 million) and net retail income per passenger grew strongly, up by 7% to £3.76 (£3.53). The second half maintained growth on a per passenger basis despite reduced non-EU traffic and overall 5.3% lower passengers. Net retail income per passenger increased by 2% to £4.19 (£4.12) resulting in net retail income of £218 million (£225 million).

World Duty Free Europe - UK airports

World Duty Free Europe's UK airport revenues grew by 6% to £341 million (£322 million). Whilst gross margins were stable during the period, operating profit remained at £18 million (£18 million) due partly to increased depreciation charges.

mf.../

Capital expenditure

Whilst immediately following 11 September some short-term capacity projects were deferred, we continued to invest for the long-term resulting in an increase of 16% in capital investment at the UK airports to £560 million (£484 million). Major projects during the year included, at Heathrow, the first stages of the redevelopment of the Terminal 3 lounge, and the reconfiguration of Terminal 1 for both domestic and long haul traffic. At Gatwick, a major extension to the departure lounge was opened in the North Terminal. In May, Stansted completed the final phase of the £60 million extension of its terminal with the third satellite scheduled to open this summer. New aprons and taxiways have also been built at Stansted and work is ongoing with the Highways Agency to build slip roads from the M11 motorway. Substantial investment has also been made in upgrading car parks at Heathrow and Gatwick and creating new multi-storey car parks at Glasgow and Southampton.

Total capital expenditure for the BAA group was up 14.4% to £618 million (£540 million).

Rail - Heathrow Express

Heathrow Express passengers decreased by 2.9% to 4.8 million (5.0 million), a smaller decline than traffic at Heathrow as market share continues to increase. Revenues reduced to £58 million (£63 million) with lower income also from check-in desks and advertising. Operating profit reduced to £7 million (£10 million).

BAA Lynton

BAA Lynton made an operating profit of £21 million (£24 million), the decrease reflecting the reduced rents as a result of the ongoing implementation of the strategy to develop and sell, rather than own, assets around our UK airports. Revenues of £35 million (£36 million) included £15 million (£9 million) from the sale of trading stock. An exceptional profit of £16 million (£24 million) was recorded on the sale of properties, including World Business Centre 3 at Heathrow.

mf.../

BAA McArthurGlen

BAA McArthurGlen has ceased the development of new centres but continues to manage all of the centres it has developed. Our joint venture partner, McArthurGlen Europe, is continuing to undertake developments independently of BAA. In line with BAA's core strategy of focussing on its airports business, we intend to realise value from this investment, as and when this is achievable, through further disposals. BAA is in discussions with its joint venture partner with a view to dissolving the joint venture and dividing the assets. As part of this process, an exceptional provision of £15 million has been made principally against amounts advanced to the joint venture. If the discussions lead to an agreement, BAA's borrowings will increase accordingly until the disposal of the remaining centres is completed.

Profits from BAA McArthurGlen, which are a combination of gains/losses on disposals, property write-downs and centre management income, were £3 million (£10 million). Included in this, BAA's share of joint venture disposal profits less write-downs was zero (£10 million). Interest costs were £10 million (£10 million).

International airports

BAA's international operations made an operating profit of £4 million (£8 million) reflecting the difficulties facing aviation businesses world-wide.

Cashflow, borrowings and interest charge

£858 million (£879 million) of cash was generated by operating activities, a decrease of 2%. This, together with the increased capital expenditure programme, meant that the overall cash outflow (before use of liquid resources and financing) amounted to £195 million compared to £28 million inflows in the previous year which benefitted from proceeds of £141 million from the sale of properties.

mf.../

In anticipation of the large future capital programme and taking advantage of favourable market conditions, BAA has recently raised a substantial amount of debt. This included the issue of £900 million 30 year bonds at an interest rate of 5.75 percent and, in April, a convertible bond of £424 million, due in 2008, with a coupon of 2.94 percent at a conversion price of £8.00.

Net debt increased by £75 million to £1,651 million (£1,576 million) and gearing increased to 34% (33% restated). Interest cover is 4.6 times (4.8 times restated).

Reflecting the increased debt and the associated temporary carrying cost mainly in the last quarter, the net interest charge, excluding joint ventures, associates and exceptionals, increased to £87 million (£85 million). Capitalised interest was £32 million (£33 million). As a result of the adoption of FRS 17, other finance income of £48 million (£64 million restated) has been recorded which is a net interest credit equivalent to the expected return on pension fund assets less the expected increase in the present value of the scheme liabilities. The reduction of £16 million largely reflects the reduction in the opening value of the pension fund assets.

Taxation

The tax charge, before the impact of exceptional items, was £152 million (£156 million restated) which represents an effective tax rate of 30% (29% restated). The adoption of FRS 19 has resulted in an increased tax charge, compared with the position before FRS 19, for both years and an effective tax rate for the year to 31 March 2002 year equivalent to the corporation tax rate. This is an accounting change only and there is no impact on the amount of tax paid.

mf.../

Balance Sheet

At 31 March 2002, the company had tangible fixed assets of £6,975 million (£6,636 million) and net assets of £4,807 million (£4,826 million restated). Included in the net assets figure is a pension asset representing the surplus net of deferred tax of £299 million (£384 million restated).

Ends

Media enquiries:	**Steven Olivant, BAA plc** **Tel: + 44 (0)20 7932 6654**
City enquiries:	**Marcela Zeman, BAA plc** **Tel: + 44 (0)20 7932 6692** **Steven Olivant, BAA plc** **Tel: + 44 (0)20 7932 6654**

For further information on BAA, see website: www.baa.com

SUPPLEMENTARY FINANCIAL INFORMATION

*Segmental summary**

	Revenue to 31 March 2002	Revenue to 31 March 2001	Group Operating profit to 31 March 2002	Group Operating profit to 31 March 2001 (restated)
Airports	£1,402m	£1,381m	£522m	£521m
World Duty Free				
- continuing operations	£363m	£416m	£17m	£12m
- discontinued operations	£117m	£322m	(£3m)	£7m
	£480m	£738m	£14m	£19m
BAA Lynton	£35m	£36m	£21m	£24m
Rail (Heathrow Express)	£58m	£63m	£7m	£10m
Other	£12m	£8m	(£14m)	(£6m)
TOTAL	**£1,987m**	**£2,226m**	**£550m**	**£568m**

*Excludes the joint ventures BAA McArthurGlen and Westralia Airports Corporation, associates and exceptionals.

Results by quarter

	1st quarter	Change from 2000/01	2nd quarter	Change from 2000/01	3rd quarter	Change from 2000/01	4th quarter	Change from 2000/01
Revenue *	£547m	(2.5%)	£578m	(6.3%)	£433m	(22.5%)	£429m	(12.3%)
Group operating profit*	£161m	4.5%	£191m	1.1%	£112m	(17.6%)	£86m	(3.4%)
Profit before tax and exceptionals	£150m	2.7%	£184m	0.5%	£102m	(22.1%)	£69m	(20.7%)
Normalised profit before tax*	£152m	2.7%	£186m	0.5%	£103m	(20.8%)	£71m	(15.5%)
Earnings per share before exceptionals	9.8p	2.1%	12.0 p	(1.6%)	6.8 p	(23.6%)	4.6p	(22.0%)

*Excludes the joint ventures BAA McArthurGlen and Westralia Airports Corporation, associates and exceptionals.

Consolidated Profit and Loss account for the year ended 31 March 2002

	31 March 2002			31 March 2001 restated		
	Before Exceptional Items	Exceptional Items	Total	Before Exceptional Items	Exceptional Items	Total
	£M	£M	£M	£M	£M	£M
Continuing operations	1,887	-	1,887	1,939	-	1,939
Discontinued operations	117	-	117	322	-	322
Revenue - group and share of joint ventures	2,004	-	2,004	2,261	-	2,261
Less share of joint venture revenue - continuing operations	(14)	-	(14)	(35)	-	(35)
- acquisitions	(3)	-	(3)	-	-	-
Group revenue	1,987	-	1,987	2,226	-	2,226
Operating costs	(1,437)	-	(1,437)	(1,658)	(8)	(1,666)
Continuing operations	553	-	553	561	(4)	557
Discontinued operations	(3)	-	(3)	(6)	(4)	(10)
Less utilisation of prior year provision	-	-	-	13	-	13
Group operating profit	550	-	550	568	(8)	560
Share of operating profit in joint ventures - continuing operations	3	(15)	(12)	10	-	10
- acquisitions	2	-	2	-	-	-
	5	(15)	(10)	10	-	10
Share of operating profit in associates - continuing operations	1	-	1	1	-	1
	556	(15)	541	579	(8)	571
Loss on operations to be discontinued	-	-	-	-	(7)	(7)
Loss on disposal of discontinued operations	-	(190)	(190)	-	(6)	(6)
Less utilisation of prior year provision	-	-	-	-	6	6
Add release of prior year provision	-	2	2	-	-	-
Profit on the sale of fixed assets in continuing operations	-	16	16	-	24	24
Loss on the sale of fixed assets in discontinued operations	-	-	-	-	(3)	(3)
Profit on ordinary activities before interest	556	(187)	369	579	6	585
Income from other fixed asset investments	1	-	1	-	-	-
Net interest payable - group	(87)	-	(87)	(85)	(5)	(90)
Net interest payable - joint ventures	(12)	-	(12)	(10)	-	(10)
Net interest payable - associates	(1)	-	(1)	(1)	-	(1)
Other finance income - group	48	-	48	64	-	64
Profit on ordinary activities before taxation	505	(187)	318	547	1	548
Tax on profit on ordinary activities	(152)	1	(151)	(156)	1	(155)
Profit on ordinary activities after taxation	353	(186)	167	391	2	393
Equity minority interests	(2)	-	(2)	(4)	-	(4)
Profit for the year attributable to shareholders	351	(186)	165	387	2	389
Equity dividends	(194)	-	(194)	(187)	-	(187)
Retained (loss)/profit for the group and its share of joint ventures and associates	157	(186)	(29)	200	2	202
Earnings per share	33.2p	(17.6)p	15.6p	36.6p	0.2p	36.8p
Diluted earnings per share			15.5p			36.1p

Statement of total recognised gains and losses for the year ended 31 March 2002

	31 March 2002 £M	31 March 2001 restated £M
Profit for the financial year attributable to shareholders *	165	389
Unrealised surplus on revaluation of investment properties	74	158
Share of associate's unrealised surplus on revaluation of investment properties	-	1
Currency translation differences on foreign currency net investments	2	(7)
Loss on pension asset	(124)	(231)
Deferred tax associated with loss on pension asset	37	69
Total recognised gains and losses relating to the year	154	379
Prior year adjustment - adoption of FRS 17	388	
- adoption of FRS 19	(401)	
Total recognised gains and losses recognised since the last annual report	**141**	

* Including joint ventures and associates loss of £22 million (2001: profit of £1 million).

Reconciliation of movements in shareholders' funds for the year ended 31 March 2002

	31 March 2002 £M	31 March 2001 restated £M
Profit for the financial year attributable to shareholders	165	389
Equity dividends	(194)	(187)
Retained (loss)/profit for the financial year	(29)	202
Other net recognised gains and losses relating to the year	(11)	(10)
New share capital subscribed	21	100
Repurchase of own shares	-	(141)
Net (reduction in)/addition to shareholders' funds	(19)	151
Opening shareholders' funds (originally £4,839 million before deducting net prior period adjustment of £13 million)	4,826	4,675
Closing shareholders' funds	4,807	4,826

Consolidated balance sheet as at 31 March 2002

	31 March 2002 £M	31 March 2001 restated £M
Fixed assets		
Intangible assets	10	175
Tangible assets	6,975	6,636
Investments in joint ventures:		
Share of gross assets	51	-
Share of gross liabilities	(39)	-
Loans	39	12
	51	12
Investments in associates	6	6
Other investments	80	54
	7,122	6,883
Current assets		
Stocks	34	91
Debtors	183	198
Short-term investments	840	265
Cash at bank and in hand	99	120
	1,156	674
Creditors: amounts falling due within one year	(701)	(881)
Net current assets/(liabilities)	455	(207)
Total assets less current liabilities	7,577	6,676
Creditors: amounts falling due after more than one year		
Other creditors	(2,256)	(1,473)
Convertible debt	(311)	(310)
	(2,567)	(1,783)
Provisions for liabilities and charges		
Investments in joint ventures:		
Share of gross assets	180	211
Share of gross liabilities	(224)	(231)
	(44)	(20)
Other provisions	(442)	(410)
	(486)	(430)
Equity minority interests	(6)	(12)
Net assets excluding pension asset and pension and other post retirement liabilities	4,518	4,451
Pension asset	299	384
Pension and other post retirement liabilities	(10)	(9)
Net assets including pension asset and pension and other post retirement liabilities	4,807	4,826
Share capital	1,066	1,061
Reserves	3,741	3,765
Equity shareholders' funds	4,807	4,826
Net asset value per share	£4.51	£4.55

Consolidated cash flow statement for the year ended 31 March 2002

	31 March 2002 £M	31 March 2001 restated £M
Operating activities:		
Operating profit	550	560
Depreciation	250	222
Amortisation	7	11
Fixed assets written off	6	8
(Increase)/decrease in stocks	(1)	45
(Increase)/decrease in debtors	(4)	1
Increase in creditors	6	2
Decrease in provisions	(2)	(27)
Decrease in net pension assets	46	57
Net cash inflow from operating activities	**858**	**879**
Dividends received from joint ventures and associates	**18**	**10**
Returns on investments and servicing of finance:		
Interest paid	(118)	(159)
Interest received	30	35
Dividends received from other fixed asset investments	1	-
Dividends paid to minority interests	(3)	(3)
	(90)	(127)
Tax paid	(135)	(125)
Capital expenditure and financial investment:		
Additions to operational assets	(628)	(527)
Additions to investment properties	(3)	(9)
Sale of operational assets	1	22
Sale of investment properties	48	119
Additions to long-term investments	(55)	(25)
Sale of current asset investments	2	-
	(635)	(420)
Acquisitions and disposals:		
Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	(1)	(12)
Deferred consideration received in respect of the sale of a 5% interest in a subsidiary undertaking in a prior year	-	1
Acquisition of joint ventures	(21)	-
Disposal of subsidiary undertakings	11	-
Net cash disposed of with subsidiary undertakings	(12)	-
	(23)	(11)
Equity dividends paid	(188)	(178)
Cash (outflow)/inflow before use of liquid resources and financing	(195)	28
Management of liquid resources:		
Cash (placed on)/returned from deposit	(532)	122
Purchase of commercial paper	(46)	(20)
	(578)	102
Financing:		
Issue of shares	21	18
Repurchase of own shares	-	(141)
Net increase in debt	731	3
	752	(120)
(Decrease)/increase in cash in the year	(21)	10

Reconciliation of net cash flow to movement in net debt

	31 March 2002 £M	31 March 2001 £M
(Decrease)/increase in cash in the year	(21)	10
Cash inflow from increase in debt	(731)	(3)
Cash outflow/(inflow) from use of liquid resources	578	(102)
Foreign exchange translation differences	5	(38)
Disposal of operations	80	-
Other non-cash movements	14	81
Increase in net debt in the year	(75)	(52)
Opening net debt	(1,576)	(1,524)
Closing net debt	(1,651)	(1,576)

Exceptional items

Operating items	31 March 2002 £M	31 March 2001 £M
Loss on termination of World Duty Free contracts	-	(8)
Provision made against advances made to joint venture and in respect of guarantee of joint venture bank debt	(15)	-
	(15)	(8)
Non-operating items		
Loss on sale of operational assets	-	(1)
Profit on sale of investment properties	16	22
Loss on sale of World Duty Free Americas, Inc.	(190)	-
Release of World Duty Free inflight division provision for costs of closure	2	-
World Duty Free's export division to be discontinued - goodwill impairment charge	-	(7)
	(172)	14
	(187)	6
Interest		
Costs associated with exchange of convertible bond	-	(5)
	-	(5)
Exceptional items before taxation	(187)	1
Taxation thereon - loss on sale of World Duty Free Americas, Inc.	1	-
- interest	-	1
Exceptional items after taxation	(186)	2

In October 2001, World Duty Free plc disposed of World Duty Free Americas, Inc. for consideration of £4 million. The loss of £190 million is stated after charging goodwill of £155 million.

Segmental information for the year ended 31 March 2002

Revenue

	31 March 2002 £M	31 March 2001 £M
Airports		
Heathrow	760	759
Gatwick	286	290
Stansted	132	113
Total UK regulated airports	**1,178**	**1,162**
Glasgow	67	65
Edinburgh	56	50
Aberdeen	27	26
Southampton	14	14
Total UK non-regulated airports	**164**	**155**
Total international airports	**60**	**64**
Total airports	**1,402**	**1,381**
World Duty Free		
Continuing operations	363	416
Discontinued operations	117	322
Total World Duty Free	**480**	**738**
BAA Lynton	**35**	**36**
Rail	**58**	**63**
Other operations	**12**	**8**
Group	**1,987**	**2,226**
Share of joint ventures	**17**	**35**
Group and share of joint ventures	**2,004**	**2,261**
Analysed between:		
United Kingdom - continuing operations	1,792	1,789
United Kingdom - discontinued operations	-	4
Europe - continuing operations	39	94
North America - continuing operations	28	34
North America - discontinued operations	117	318
Other - continuing operations	28	22
	2,004	**2,261**

Segmental information for the year ended 31 March 2002

Operating profit - pre-exceptional

	31 March 2002 £M	31 March 2001 restated £M
Airports		
Heathrow	320	323
Gatwick	103	116
Stansted	37	24
Total UK regulated airports	**460**	**463**
Glasgow	25	23
Edinburgh	20	15
Aberdeen	10	9
Southampton	3	3
Total UK non-regulated airports	**58**	**50**
Total international airports	**4**	**8**
Total airports	**522**	**521**
World Duty Free		
Continuing operations	17	12
Discontinued operations	(3)	7
Total World Duty Free	**14**	**19**
BAA Lynton	**21**	**24**
Rail	**7**	**10**
Other operations	**(14)**	**(6)**
Group	**550**	**568**
Share of joint ventures and associates	**6**	**11**
Group and share of joint ventures and associates	**556**	**579**
Analysed between:		
United Kingdom - continuing operations	558	568
United Kingdom - discontinued operations	-	-
Europe - continuing operations	(2)	2
North America - continuing operations	1	2
North America - discontinued operations	(3)	7
Other - continuing operations	2	-
	556	**579**

Segmental information for the year ended 31 March 2002

Operating exceptional items

	31 March 2002 £M	31 March 2001 £M
Airports		
Heathrow	-	-
Gatwick	-	-
Stansted	-	-
Total UK regulated airports	-	-
Glasgow	-	-
Edinburgh	-	-
Aberdeen	-	-
Southampton	-	-
Total UK non-regulated airports	-	-
Total international airports	-	-
Total airports	-	-
World Duty Free		
Continuing operations	-	(4)
Discontinued operations	-	(4)
Total World Duty Free	-	(8)
BAA Lynton	-	-
Rail	-	-
Other operations	-	-
Group	-	(8)
Share of joint ventures and associates	(15)	-
Group and share of joint ventures and associates	(15)	(8)
Analysed between:		
United Kingdom - continuing operations	(15)	(3)
United Kingdom - discontinued operations	-	-
Europe - continuing operations	-	-
North America - continuing operations	-	-
North America - discontinued operations	-	(4)
Other - continuing operations	-	(1)
	(15)	(8)

Segmental information for the year ended 31 March 2002

Operating profit - post-exceptional

	31 March 2002 £M	31 March 2001 restated £M
Airports		
Heathrow	320	323
Gatwick	103	116
Stansted	37	24
Total UK regulated airports	**460**	**463**
Glasgow	25	23
Edinburgh	20	15
Aberdeen	10	9
Southampton	3	3
Total UK non-regulated airports	**58**	**50**
Total international airports	**4**	**8**
Total airports	**522**	**521**
World Duty Free		
Continuing operations	17	8
Discontinued operations	(3)	3
Total World Duty Free	**14**	**11**
BAA Lynton	**21**	**24**
Rail	**7**	**10**
Other operations	**(14)**	**(6)**
Group	**550**	**560**
Share of joint ventures and associates	**(9)**	**11**
Group and share of joint ventures and associates	**541**	**571**
Analysed between:		
United Kingdom - continuing operations	543	565
United Kingdom - discontinued operations	-	-
Europe - continuing operations	(2)	2
North America - continuing operations	1	2
North America - discontinued operations	(3)	3
Other - continuing operations	2	(1)
	541	**571**

Segmental information for the year ended 31 March 2002

Net assets

	31 March 2002 £M	31 March 2001 restated £M
Airports		
Heathrow	2,796	2,547
Gatwick	1,059	1,036
Stansted	950	796
Total UK regulated airports	**4,805**	**4,379**
Glasgow	199	192
Edinburgh	159	155
Aberdeen	67	66
Southampton	53	51
Total UK non-regulated airports	**478**	**464**
Total international airports	**26**	**20**
Total airports	**5,309**	**4,863**
World Duty Free		
Continuing operations	12	36
Discontinued operations	-	289
Total World Duty Free	**12**	**325**
BAA Lynton	**311**	**287**
Rail	**559**	**574**
Other operations *	**(35)**	**(20)**
Group	**6,156**	**6,029**
Share of joint ventures and associates	**13**	**(2)**
Group and share of joint ventures and associates	**6,169**	**6,027**
Analysed between:		
United Kingdom - continuing operations	6,087	5,671
United Kingdom - discontinued operations	-	-
Europe - continuing operations	9	16
North America - continuing operations	5	5
North America - discontinued operations	-	289
Other - continuing operations	68	46
	6,169	**6,027**
Net debt	(1,651)	(1,576)
Pension asset and pension and other post retirement liabilities	289	375
Net assets	4,807	4,826

* Includes consolidation adjustments

Discontinued operations represent World Duty Free's export division and World Duty Free Americas, Inc. whose operations were sold during the year and World Duty Free's inflight division whose operations were terminated in the prior year.

NOTES

1. This statement has been prepared in accordance with the accounting policies used in the 2000/01 annual report with the exception of the changes described in note 2.

2. The Group has applied three new accounting standards, FRS 17, FRS 18 and FRS 19 during the year. The adoption of FRS 17 and FRS 19 has required a change to the accounting treatment of pensions and deferred tax, and the prior year results have been restated accordingly. The adoption of FRS 18 "Accounting Policies" has not had a significant impact on the Group's results or financial position.

3. The above financial information does not constitute the statutory accounts within the meaning of Section 240 of the Companies Act 1985 for the years ended 31 March 2002 or 2001, but it is derived from those accounts after restatement of the results for the year ended 31 March 2001 for FRS 17 and FRS 19. Statutory accounts for 2001 have been delivered to the Registrar of Companies, and those for 2002 will be delivered shortly. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Shareholders who prefer to receive the accounts in shorter form will receive a copy of the Annual Review which contains a Summary Financial Statement.

4. The interest charge is shown net of interest capitalised in respect of the Group of £32m (2001: £33m).

5. The effective rate of tax on profit before exceptional items in the year was 30%. On a similar pre-exceptional profit basis the taxation charge for the restated year ended 31 March 2001 was based on an effective rate of 29%. There is a tax credit of £1m attributable to exceptional items recognised in the period.

6. Subject to approval at the Annual General Meeting, the recommended final dividend of 12.2p per ordinary share will be paid on 15 August 2002 to shareholders on the register on 14 June 2002. This will bring the total dividend for the year to 18.3p per share, an increase of 3%.

7. The Group's capital expenditure, including capitalised interest, in the year amounted to £650m (2001: £573m). Airport fixed assets in the course of construction include £377m in respect of Terminal 5 at Heathrow Airport for which planning consent in principle has now been given, subject to a number of conditions. If for any reason these conditions are not met or the outcome of the current regulatory review is unsatisfactory, and as a result the project does not proceed, costs relating to this project will be charged to the profit and loss account in the year in which a decision not to proceed is taken.

8. The financial statements of the Group have been prepared under the historical cost convention modified by the inclusion of investment properties at open market valuation. Certain of the Group's investment properties have been valued on this basis by Drivers Jonas, Chartered Surveyors, at £1,267m. The Group's remaining investment properties are shown at a Directors' valuation of £1,330m which has been reviewed by Drivers Jonas.

9. Net borrowings amount to £1,651m (2001: £1,576m).

ANNUAL GENERAL MEETING

The 2002 Annual General Meeting of BAA plc will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 19 July 2002 at 11:15 hours.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
5 June 2002